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    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                         FORM 5

  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

[  ]  Check box if no longer subject to Section 16.  Form 4 or
      Form 5 obligations may continue.  See Instruction 1(b).
[  ]  Form 3 Holdings Reported
[  ]  Form 4 Transactions Reported

1.    Name and Address of Reporting Person *

Lampkin, Vida H.
_______________________________________________________
      (Last)             (First)                   (Middle)

237 Jackson Street
_____________________________________________________________
                          (Street)

Camden, Arkansas   71701-0878
_____________________________________________________________
       (City)             (State)                    (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    HCB Bancshares, Inc.; HCBB

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    Omitted

4.  Statement for Month/Year

    6/98

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person(s) to Issuer
             (Check all applicable)
     [ X  ]   Director              [   ]  10% Owner
     [ X  ]   Officer
              (give title below)    [   ]  Other (specify
                                                   below)
      Chairman of the Board, President and Chief Executive
      Officer
      ____________________________________________________

7.   Individual or Joint/Group Reporting
            (check applicable line)
     [ X ]   Form Filed by One Reporting Person
     [   ]   Form Filed by More than One Reporting Person
* If the form is filed by more than one reporting person, see instruction 4(b)(v).
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 TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                       BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)

    Common Stock

2.  Transaction Date (Month/Day/Year)

    a. 5/1/98
    b. 4/7/98

3.  Transaction Code (Instr. 8)

    a. A
    b. A
4.  Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)

     Amount               (A) or (D)                 Price
     ------               ----------                 -----

     a. 13,224                A                       (1)
     b.  1,399                A                       (2)

_________
(1) Shares granted without cost through Issuer's Management Recognition Plan ("MRP"). Such shares vest at an annual rate of 25% beginning on May 1, 1998.
(2) Shares allocated to reporting person's account without cost through Issuer's Employee Stock Option Plan ("ESOP").

5.  Amount of Securities Beneficially Owned at end of Issuer's
    Fiscal Year (Instr. 3 and 4)

    a. 13,224
    b.  1,399
    c.  2,000
    d.  3,000
    e.  2,000
    f  18,000


6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

    a.  I
    b.  I
    c.  I
    d.  I
    e.  I
    f.  I

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    a.  by MRP trust
    b.  by ESOP
    c.  by IRA trust
    d.  by spouse's IRA trust
    e.  by spouse
    f.  by Retirement Plan

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    TABLE II -- Derivative Securities Acquired, Disposed of,
                     or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

    Common Stock Options (Right to Buy)


2.  Conversion or Exercise Price of Derivative Security

    16.00



3.  Transaction Date (Month/Day/Year)

    5/1/98


4.  Transaction Code (Instr. 8)


    A


5.  Number of Derivative Securities Acquired (A)or Disposed of(D)
                         (Instr. 3, 4 and 5)
                   A                         D
                 ----                       ----

                 50,784

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable                     Expiration Date
    ----------------                     ---------------
        (1)                                  5/1/08

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

                                           Amount or
                                            Number
    Title                                  of Shares
    -----                                  ---------

    Common Stock                            50,784

8.  Price of Derivative Security (Instr. 5)



9.  Number of Derivative Securities Beneficially Owned at End of
    Year (Instr. 4)

    50,784
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10. Ownership of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 4)

    D


11.  Nature of Indirect Beneficial Ownership (Instr. 4)






EXPLANATION OF RESPONSES:

(1)  Pursuant to HCB Bancshares, Inc. 1998 Stock Option Plan,
     Options vest at an annual rate of 25% per year beginning
     May 1, 1998


/s/ Vida H. Lampkin                             August 11, 1998
________________________________             ___________________
** Signature of Reporting Person                       Date

**  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.